EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

General
As of the fiscal year ended April 27, 2024, Barnes & Noble Education, Inc. (“BNED,” “we,” “us,” “our” or the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, par value $0.01 per share, and rights to purchase Series A Junior Participating Preferred Stock.
DESCRIPTION OF CAPITAL STOCK
The following summary description of our capital stock is as of April 27, 2024, and is qualified in its entirety by our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Amended and Restated By-laws (the “By-laws”), the Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock (the “Certificate of Designation”), and certain provisions of the Delaware General Corporation Law. Our Certificate of Incorporation, By-laws, and Certificate of Designation are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended April 27, 2024, and on file with the Securities and Exchange Commission (the “SEC”).

Authorized Capital Stock
Under our Certificate of Incorporation, our authorized capital stock consisted of 200 million shares of common stock, par value $0.01 per share (the “Common Stock”), and five million shares of preferred stock, par value $0.01 per share.

Common Stock
Dividend Rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as and when may be declared at such times and in such amounts as our board of directors (the “Board”) in its discretion shall determine.
Voting Rights. Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Company’s Certificate of Incorporation (including any Certificate of Designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any Certificate of Designation relating to any series of preferred stock) or pursuant to the General Corporation Law of the State of Delaware.. Holders of shares of our Common Stock do not have cumulative voting rights.
Rights upon Liquidation, Dissolution or Winding-up. Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up,

holders of our Common Stock, as such, are entitled to share ratably, in proportion to the number of shares held by them, in our assets legally available for distribution to our stockholders.
Preemptive and Conversion Rights. The holders of our Common Stock do not have preemptive rights, conversion rights, or preferential rights to subscribe for shares of our capital stock.
Fully Paid. The issued and outstanding shares of our Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that we may issue in the future will also be fully paid and non-assessable.
Listing. Our Common Stock is listed on the New York Stock Exchange under the symbol “BNED.”
Transfer Agent and Registrar. The Transfer Agent and Registrar for our Common Stock is Computershare Trust Company, N.A.

Preferred Stock
Our Certificate of Incorporation authorizes our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock.
On March 25, 2020, our Board designated 100,000 shares of preferred stock as Series A Junior Participating Preferred Stock, par value $0.01 per share. The Series A Junior Participating Preferred Stock has certain rights and preferences, as set forth in the Certificate of Designation, that are greater than, and may materially limit or qualify, the rights of our Common Stock.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and By- laws
Certificate of Incorporation and By-laws
Certain provisions in our Certificate of Incorporation and our By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to discourage certain types of transactions that may involve an actual or threatened change of control.
Blank Check Preferred Stock. Our Certificate of Incorporation permits us to issue, without any further vote or action by the stockholders, up to five million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.
Board Size. Except as otherwise fixed by or pursuant to the provisions of the Certificate of Incorporation relating to the rights of the holders of any series of preferred stock, the number of the directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Board, and any newly created directorships resulting from any increase in the number of directors and any vacancies shall only be filled by the Board, and not by the stockholders.

No Stockholder Action by Written Consent. Our Certificate of Incorporation expressly excludes the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.
Special Stockholder Meetings. Under our By-laws, only the chairman of our Board or a majority of the members of our Board are able to call a special meeting of stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our By-laws, stockholders of record are able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting, and must include, among other information, the name and address of the stockholder giving the notice, certain information regarding such stockholder’s beneficial ownership of our securities and any derivative instruments or other agreements the value of or return on which is based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, including any arrangements or understandings between the nominating stockholder and the nominee, in the case of a director nomination, a representation that such stockholder is a holder of record of our Common Stock as of the date of the notice and a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business, and, if such stockholder intends to solicit proxies, a representation to that effect.

Delaware Takeover Statute
Section 203 of the Delaware General Corporation Law (“Section 203”), subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Section 203 defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
DESCRIPTION OF RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
On April 16, 2024, the Board declared a dividend distribution of one right (each, a “Right”) for each outstanding share of Common Stock. The dividend is payable to holders of record as of the close of business on April 29, 2024 (the “Record Date”).
The following is a summary description of the Rights as of April 27, 2024 and is qualified in its entirety by the detailed terms and conditions of the Rights Agreement, dated as of April 16, 2024, by and between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”), which is incorporated by reference as Exhibit 4.4 to our Annual Report on Form 10-K for the year ended April 27, 2024, and on file with the SEC (the “Rights Agreement”).
1.Issuance of Rights
Each holder of Common Stock as of the Record Date received a dividend of one Right per share of Common Stock. One Right will also be issued together with each share of Common Stock issued by the Company after the Record Date and prior to the Distribution Date (as defined below), and in certain circumstances, after the Distribution Date. New certificates for Common Stock issued after the Record Date will contain a notation incorporating the Rights Agreement by reference.
Until the Distribution Date:
•the Rights will not be exercisable;
•the Rights will be evidenced by the certificates for Common Stock (or, in the case of book entry shares, by notation in book entry) and not by separate rights certificates; and
•the Rights will be transferable by, and only in connection with, the transfer of Common Stock.
2.Distribution Date; Beneficial Ownership
The Rights are not exercisable until the Distribution Date. As of and after the Distribution Date, the Rights will separate from the Common Stock and each Right will become exercisable to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (each whole share, a share of “Preferred Stock”) at a purchase price of $5.00 (such purchase price, as may be adjusted, the “Purchase Price”). This portion of a share of Preferred Stock would give the holder thereof approximately the same dividend, voting, and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.
The “Distribution Date” is the earlier of:
•ten days following a public announcement that a person has become an “Acquiring Person” by acquiring beneficial ownership of 10% or more of the Common Stock then outstanding (or, in the case of a person that had beneficial ownership of 10% or more of the outstanding Common Stock on the date the Rights Agreement was executed, by obtaining beneficial ownership of additional shares of Common Stock representing 0.5% of the shares of Common Stock then outstanding) other than as a result of repurchases of Common Stock by the Company or certain inadvertent acquisitions; and
•ten business days (or such later date as the Board shall determine prior to the time a person becomes an Acquiring Person) after the commencement of a tender offer or exchange offer by or on behalf of any person (other than the Company and certain related entities) that, if completed, would result in such person becoming an Acquiring Person.
A person will be deemed to “beneficially own” any Common Stock if such person or any affiliated or associated person of such person:
•is considered a “beneficial owner” of the Common Stock under Rule 13d-3 of the General Rules and Regulations under the Exchange Act and as in effect on the date of the Rights Agreement;
•has the right to acquire the Common Stock, either immediately or in the future, pursuant to any agreement, arrangement, or understanding (other than a customary underwriting agreement relating to a bona fide public offering of the Common Stock) or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise, except that a person will not be deemed to be a beneficial owner of (a) securities tendered pursuant to a tender offer or exchange offer by or on behalf of such person or any affiliated or associated persons of such person until the tendered securities are accepted for purchase or exchange, (b) securities issuable upon exercise of a Right before the occurrence of a Triggering Event (as defined in Section 5 below), or (c) securities issuable upon exercise of a Right after the occurrence of a Triggering Event if the Rights are originally issued Rights or were issued in connection with an adjustment to originally issued Rights;
•has the right to vote or dispose of the Common Stock pursuant to any agreement, arrangement, or understanding (other than a right to vote arising from the granting of a revocable proxy or consent that is not also then reportable on a Schedule 13D); or
•has an agreement, arrangement, or understanding with another person who beneficially owns Common Stock and the agreement, arrangement, or understanding is for the purpose of acquiring, holding, voting, or disposing of any securities of the Company (other than customary underwriting agreements relating to a bona fide public offering of Common Stock or a right to vote arising from the granting of a revocable proxy or consent that is not also then reportable on a Schedule 13D).
Certain synthetic interests in securities created by derivative positions – whether or not such interests are considered to be ownership of the underlying common stock or are reportable on a Schedule 13D – are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the rights plan are excepted from such imputed beneficial ownership.
3.Issuance of Rights Certificates
As soon as practicable after the Distribution Date, the Rights Agent will mail rights certificates to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate rights certificates alone will evidence the Rights.

4.Expiration of Rights
The Rights will expire on the earliest of (a) 5:00 p.m., New York time, on January 31, 2025, (b) the time at which the Rights are redeemed (as described in Section 6 below), and (c) the time at which the Rights are exchanged in full (as described in Section 7 below) (the earliest of (a), (b) and (c) being herein referred to as the “Expiration Date”).
5.Change of Exercise of Rights Following Certain Events
The following described events are referred to as “Triggering Events.”
(a)Flip-In Event. In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, other securities, cash, or other assets of the Company) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void.
(b)Flip-Over Events. In the event that, at any time after a person has become an Acquiring Person, (i) the Company engages in a merger or other business combination transaction in which the Company is not the continuing or surviving corporation or other entity, (ii) the Company engages in a merger or other business combination transaction in which the Company is the continuing or surviving corporation and the Common Stock of the Company are changed or exchanged, or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price.
6.Redemption
At any time prior to the earlier of (a) a person becoming an Acquiring Person and (b) the Expiration Date (as defined in the Rights Agreement), the Board may direct the Company to redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock, or other consideration deemed appropriate by the Board). Immediately upon the action of the Board directing the Company to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.
7.Exchange of Rights
At any time after a person becomes an Acquiring Person but before any person acquires beneficial ownership of 50% or more of the outstanding Common Stock, the Board may direct the Company to exchange the Rights (other than Rights owned by such person or certain related parties, which will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Company may substitute shares of Preferred Stock (or shares of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) for Common Stock at an initial rate of one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) per share of Common Stock. Immediately upon the action of the Board directing the Company to exchange the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of Common Stock (or one one-

thousandth of a share of Preferred Stock or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences, and privileges) equal to the number of Rights held by such holder multiplied by the exchange ratio.
8.Adjustments to Prevent Dilution; Fractional Shares
The Board may adjust the Purchase Price, the number of shares of Preferred Stock or other securities or assets issuable upon exercise of a Right, and the number of Rights outstanding to prevent dilution that may occur (a) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (b) in the event of a stock dividend on, or a subdivision or combination of, the Common Stock, (c) if holders of the Preferred Stock are granted certain rights, options, or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (d) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock), and in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.
9.No Stockholder Rights Prior to Exercise; Tax Considerations
Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common shares of the acquiring company or in the event of the redemption of the Rights as set forth in Section 6 above.
10.Amendment of Rights Agreement
The Company, by action of the Board, may supplement or amend any provision of the Rights Agreement in any respect without the approval of any registered holder of Rights, including, without limitation, in order to (a) cure any ambiguity, (b) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with other provisions of the Rights Agreement, (c) shorten or lengthen any time period under the Rights Agreement, or (d) otherwise change, amend, or supplement any provisions of the Rights Agreement in any manner that the Company deems necessary or desirable; provided, however, that no supplement or amendment made after a person becomes an Acquiring Person shall adversely affect the interests of the registered holders of rights certificates (other than an Acquiring Person or any affiliated or associated person of an Acquiring Person or certain of their transferees) or shall cause the Rights Agreement to become amendable other than in accordance with the amendment provision contained therein. Without limiting the foregoing, the Company may at any time before any person becomes an Acquiring Person amend the Rights Agreements to make provisions of the Rights Agreement inapplicable to a particular transaction by which a person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions of the Rights Agreement as they may apply with respect to any such transaction.